Exhibit 21.1

Subsidiary List of The KEYW Holding Corporation

Name	Jurisdiction of Organization

The KEYW Corporation	Maryland

Hexis Cyber Solutions, Inc.	Maryland

Aeroptic, LLC (subsidiary of The KEYW Corporation)	Massachusetts

Everest Technology Solutions, Inc. (subsidiary of The KEYW Corporation)	Delaware

The Analysis Group, LLC (subsidiary of The KEYW Corporation)	Virginia

Ponte Technologies, LLC (subsidiary of The KEYW Corporation)	Maryland

SenSage, Inc. (subsidiary of Hexis Cyber Solution, Inc.)	California

Hexis Cyber Solutions Worldwide Limited (subsidiary of Hexis Cyber Solution, Inc.)	England and Wales